"Public"

MR 3/7

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section
MAR 01 2013
Washington DC
405

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 21426

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Tryon Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1355 Greenwood Cliff Suite 401
(No. and Street)

Charlotte (City) NC (State) 28204 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Candace Scappator 704-831-5043
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elliott Davis
(Name – *if individual, state last, first, middle name*)

200 East Broad St. Ste. 500 (Address) Greenville (City) SC (State) 29606 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

[redacted]

13014785

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/15

OATH OR AFFIRMATION

I, H. Keith Brunnemer, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Tryon Securities, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Christopher J Alexander
Notary Public
Mecklenburg County, NC
My Commission Expires December 18, 2013

Christopher J Alexander 2/23/2013
Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. N/A
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. N/A
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. N/A
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. N/A
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. None

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

First Tryon Securities, LLC

Statements of Financial Condition

December 31, 2012 and 2011

First Tryon Securities, LLC
2012 Annual Report

Table of Contents

elliott davis

INDEPENDENT AUDITOR'S REPORT

The Members
First Tryon Securities, LLC
Charlotte, North Carolina

Report on the Financial Statements
We have audited the accompanying statement of financial condition of First Tryon Securities, LLC (the "Company") as of December 31, 2012.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America. This includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on the financial statements as of December 31, 2012, based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of First Tryon Securities, LLC as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Other Matter
Except as described in Note 14, the financial statements of First Tryon Securities, LLC for the year ended December 31, 2011, were audited by other auditors whose report was dated February 24, 2012.

Elliott Davis, PLLC

Charlotte, North Carolina
February 25, 2013

FIRST TRYON SECURITES, LLC

Statements of Financial Condition

For the years ended December 31, 2012 and 2011

	2012	2011
Assets		
Cash and cash equivalents	$ 158,483	$ 257,908
Cash deposited with clearing broker	100,000	150,000
Marketable securities owned, at market value	73,830,810	30,214,967
Interest receivable	419,127	238,750
Property and equipment, net	188,923	224,640
Other assets	184,791	181,380
Total assets	$ 74,882,134	$ 31,267,645
Liabilities and Member's Capital		
Liabilities		
Securities sold not yet purchased, at market value	$ 6,168,487	$ 3,162,178
Margin account borrowings	56,325,353	15,488,866
Accrued compensation	758,761	909,561
Other accrued expenses and liabilities	304,557	293,021
Total liabilities	63,557,158	19,853,626
Member's Capital		
Capital	7,938,000	8,019,000
Distributable earnings	3,386,976	3,395,019
Total member's capital	11,324,976	11,414,019
Total liabilities and member's capital	$ 74,882,134	$ 31,267,645

The accompanying notes are an integral part of this financial statement

Note 1 - Nature of operations

First Tryon Securities, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's purpose of operation is to engage as a broker-dealer on a fully disclosed basis in the purchase and sale of fixed income securities primarily with other brokers, dealers and financial institutions. The Company was approved by the National Association of Securities Dealers to initiate trading operations as of October 21, 1996.

First Tryon Securities, LLC is a North Carolina limited liability company, organized on September 1, 1996 and currently operating under the Operating Agreement of First Tryon Securities, LLC, a North Carolina Limited Liability Company, effective May 3, 2011. The Company shall continue in existence until it is terminated in accordance with the provisions of the Operating Agreement or the Act. Members are not ultimately liable for any debts, liabilities or obligations of the Company, losses of capital or losses of profits solely for acting as an equity owner and not beyond the respective capital contributions of each member. Withdrawing members' ownership interests are transferable, with no management rights, upon the lapse of the term for the Company's option to purchase same ownership interests. Ownership interests are transferable in accordance with the terms of the Operating Agreement.

Note 2 - Summary of significant accounting policies

Cash equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Securities owned

Marketable securities consist of fixed income securities and are valued at quoted market values. If a quoted market value is not available, market value is determined using quoted market prices for similar investment securities. Security transactions and any related gains or losses are recognized on the trade date. Cost is determined by the average cost method for the purpose of computing realized gains or losses on investment securities. Changes in the fair value from one reporting period to the next (unrealized gains and losses) are recorded as trading revenue in the accompanying statements of operations.

Property and equipment

Furniture, equipment, and leasehold improvements are carried at cost. Depreciation is charged to operations over the estimated useful lives of the assets using principally the 200 percent declining balance method for furniture and equipment and the straight line method for leasehold improvements. The costs of maintenance and repairs that do not improve or extend the life of the respective asset are expensed as incurred. The cost and accumulated depreciation and amortization of property are eliminated from the accounts upon disposal, and any resulting gain or loss is included in the determination of net income.

Financial advisory income

Financial advisory income primarily represents income earned from advisory services and is recorded based on contract price in the period earned.

Note 2 - Summary of significant accounting policies (continued)

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial

statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes

Limited liability corporations are essentially taxed as partnerships, with the net income or loss flowing through to the members' individual income tax returns. Accordingly, no provision for income taxes is reflected on the Company's financial statements.

Management has evaluated the tax positions of the Company and it is the opinion of management that there are no significant uncertain tax positions that would be material to these financial statements.

Allocations and distributions to Members

Allocation of income, losses and distributions of cash are made to the members in accordance with terms of the operating agreement and amendments entered into by the members. The allocations are based on the members' ownership interests.

Note 3 - Clearing broker and related receivable

The Company currently has a clearing agreement with Pershing, LLC. ("Pershing") to clear all trade transactions. The Company is required to maintain a cash deposit of $100,000 as of December 31, 2012, with Pershing in accordance with the terms of the clearing agreement.

The accounts maintained with Pershing are composed of funds to settle securities traded, not yet settled and proceeds from all trade transactions. The funds in these accounts are available for the daily trading transactions initiated by the Company that are cleared through Pershing. The accounts are also used by the Company to transfer funds to bank accounts for the administrative operations of the Company.

The Company has a margin account with its clearing broker and has a net payable of $56,325,353 and $15,488,866 in this account as of December 31, 2012 and 2011, respectively. Securities owned by the Company are pledged as collateral for any outstanding payables, which accrue interest at a variable rate determined as described in the clearing agreement. Interest expense on the margin accounts for the years ended December 31, 2012 and 2011 was $428,256 and $376,934, respectively. The amount of margin available to the Company is based on the requirements of Pershing LLC, its clearing broker. If the fair value of margin securities decreases to the extent the amount of margin available is less than the amount available, a margin call would occur. As a result, the Company would be required to either pay cash or liquidate securities to the extent needed to be compliant with contractual parameters. The amount of unused margin as of December 31, 2012 and 2011 was approximately $5,507,572 and $9,017,453, respectively.

Note 4 - Marketable securities owned and securities sold, not yet purchased

The Company adopted "Fair Value Measurements," which defines fair value, establishes a framework for measuring fair value under GAAP, and enhances disclosures about fair value measurements. The Company records marketable securities owned and securities sold, not yet purchased at fair value but does not expand the use of fair value in any new circumstances. Fair value is defined as the exchange price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company believes that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. The Company requires fair value measurements be separately disclosed by level within the fair value hierarchy. For assets and liabilities recorded at fair value, it is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the adopted fair value hierarchy.

Fair value measurements for which there exists limited or no observable market data requires assets and liabilities be based primarily upon estimates. These estimates are often calculated based on the economic and competitive environment, the characteristics of the asset or liability and other factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, could significantly affect the results of current or future values.

The Company utilizes fair value measurements to determine fair value disclosures. Securities available-for-sale are recorded at fair value on a recurring basis.

The Company groups assets and liabilities at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1 - Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. Level 1 securities include state and municipal obligations, corporate bonds, debentures, notes and foreign bonds as outlined below.

Level 2 - Valuations are obtained from readily available pricing sources via independent providers for market transactions involving similar assets or liabilities. The Company's principal market for these securities is the secondary institutional markets and valuations are based on observable market data in those markets. Level 2 securities include state and municipal obligations, corporate bonds, debentures, notes and foreign bonds as outlined below.

Level 3 - Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities. The Company has no Level 3 assets or liabilities at December 31, 2012 or 2011.

Note 4 - Marketable securities owned and securities sold, not yet purchased (continued)

Marketable securities owned and securities sold, not yet purchased, at December 31, 2012 and 2011 consist of the following:

Marketable securities owned at market value:

		Fair Value Measurements at Reporting Date Using	
Description	12/31/2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
State and municipal obligations	$ 27,963,387	$ -	$ 27,963,387
Corporate bonds, debentures and notes	42,539,651	3,460,603	39,079,048
Obligations of U.S. government agencies	2,606,104	46,431	2,559,673
Foreign bonds	721,668	-	721,668
	$ 73,830,810	$ 3,507,034	$ 70,323,776
Description	**12/31/2011**		
State and municipal obligations	$ 14,951,942	$ -	$ 14,951,942
Corporate bonds, debentures and notes	14,353,438	2,547,252	11,806,186
Foreign bonds	909,587	909,587	-
	$ 30,214,967	$ 3,456,839	$ 26,758,128

Securities sold, not yet purchased, at market value:

		Fair Value Measurements at Reporting Date Using	
Description	12/31/2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Corporate bonds, debentures and notes	$ 1,112,222	$ 563,471	$ 548,751
Obligations of U.S. government agencies	4,965,030	-	4,965,030
Foreign bonds	91,235	-	91,235
	$ 6,168,487	$ 563,471	$ 5,605,016
Description	**12/31/2011**		
Corporate bonds, debentures and notes	$ 1,716,823	$ 872,286	$ 844,537
Obligations of U.S. government agencies	1,438,910	-	1,438,910
Foreign bonds	6,445	6,445	-
	$ 3,162,178	$ 878,731	$ 2,283,447

Note 4 - Marketable securities owned and securities sold, not yet purchased (continued)

During the normal course of business, the Company may sell fixed income securities not yet purchased. Since the Company will eventually purchase these securities at prevailing market prices, a risk exists due to the nature of fluctuating market prices for the securities. These amounts are recorded as a liability on the statements of financial condition.

Note 5 - Property and equipment

Property and equipment as of December 31, 2012 and 2011 is summarized as follows:

	2012	2011
Furniture and equipment	$ 384,496	$ 366,702
Software	50,693	31,388
Leasehold Improvements	256,231	256,231
	691,420	654,321
Less: accumulated depreciation	502,497	429,681
	$ 188,923	$ 224,640

Depreciation expense for the years ended December 31, 2012 and 2011 were $72,815 and $80,256 respectively.

Note 6 - Line of Credit

The Company had an operating line of credit with a bank with an approved maximum borrowing limit of $1,000,000. Interest was due monthly at a fixed rate of 6.5%. The line of credit expired on April 13, 2011 and was not renewed.

Note 7 - Capital requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The net capital and net capital ratio, which agree with the Company's Focus Report as of December 31, 2012 and 2011, were as follows:

	2012	2011
Net capital	$4,835,130	$8,560,568
Net capital ratio (ratio of indebtedness to capital)	11.88 to 1	1.97 to 1

Note 8 - Part I, Form X-17a-5:

The most recent annual report of the Company is available for examination and copying at the office of the Company and at the Atlanta Regional Office of the Securities and Exchange Commission.

Note 9 – 401(k) Profit sharing plan

Effective June 15, 2000, the Company adopted a 401(k) profit sharing plan available to all employees. Participants may contribute annually up to $17,000 plus an additional $5,500 in catch-up contributions if age 50 or older. The Company guarantees a 3 percent safe harbor contribution and may also make a discretionary contribution. The Company recognized net expense of $40,189 and $62,920 related to the 401(k) profit sharing plan for the years ended December 31, 2012 and 2011, respectively.

Note 10 - Supplemental cash flow information

Amounts paid for interest totaled $429,719 and $382,208 during 2012 and 2011, respectively.

Note 11 - Operating lease

The Company leases office space from its majority member under a ten-year operating lease agreement. Rent expense under this lease, as amended effective September 1, 2011, for the years ended December 31, 2012 and 2011 was $179,363 and $179,363, respectively. Future minimum lease payments at December 31, 2012 are as follows:

2013	179,363
2014	179,363
2015	179,363
2016	149,469

Note 12 - Related party transactions

In addition to the leasing arrangement discussed in Note 11, the Company also performed standard accounting and building maintenance services for the majority member. The Company was paid $18,000 and $23,000 for the services rendered in 2012 and 2011, respectively.

Note 13 - Concentrations of credit risk and other business concentrations

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the security. The Company evaluates the financial condition and creditworthiness of a counterparty before making a decision to conduct business with that counterparty and on an on-going basis.

Additionally, the Company places its cash and cash equivalents on deposit with North Carolina financial institutions and with Pershing. The balance at the financial institution is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. From time-to-time, the Company may have balances in excess of the FDIC insured limit. The balances with Pershing are not insured.

Note 14 – Correction of a prior year error and recording of members' capital transactions

During 2011, the Company recorded $81,000 to member's capital that was funded by creating a receivable to the Company, which was not in accordance with GAAP. As a result, this amount has been removed from member's capital and the corresponding amount from other assets for 2011, as shown in the table below:

Note 14 – Correction of a prior year error and recording of members' capital transactions (continued)

	2011 As Previously Stated	Adjustments	2011 Restated
Other Assets	$ 262,380	$ (81,000)	$ 181,380
Capital	8,100,000	(81,000)	8,019,000

During 2012, a former employee relinquished his membership interest in the Company. As part of this transaction, $81,000 of capital was redeemed by the Company in the form of a note receivable.

Note 15 - Subsequent events

The Company has evaluated subsequent events through the filing date in connection with the preparation of these financial statements which is the date these financial statements were issued.